Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL
HELD ON JULY 23, 2012

DATE, TIME AND PLACE:  On July 23, 2012, at 8:30 a.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela – 2nd floor, Room 212, in the city and state of São Paulo.

CHAIR:  Iran Siqueira Lima.

QUORUM:   The totality of the effective members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1.
Approval was given to the maintenance for the current term of office of the appointments of Prof. Iran Siqueira Lima to the position of President of the Fiscal Council and the Councilor Alberto Sozin Furuguem to replace him in the event of the former’s absence or incapacity pursuant to Article 2 of the Internal Charter of the Fiscal Council; an acknowledgement of thanks was recorded by the appointees for the renewed vote of confidence in them.

2.	Following due examination of the account statements of the Company for the period from January to June 2012, recorded the following opinion:

“The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., having perused the Financial Statements for the period from January to June of 2012,  have verified the accuracy of all the items examined and, in view of the unqualified report of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure,  financial position and the activities conducted by the company during the period.”

CONCLUSION: The meeting was closed, these minutes were drafted, read, approved by all and signed. São Paulo-SP, July 23, 2012. (signed) Iran Siqueira Lima – President; Alberto Sozin Furuguem  and Luiz Alberto de Castro Falleiros – Councilors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer